Mail Stop 4561

June 26, 2007

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

 RE: **JPMorgan Chase & Co.**
 Form 10-K for the Fiscal Year Ended December 31, 2006
 Form 10-Q for the Fiscal Quarter Ended March 31, 2007
 File No. 1-5805

Dear Mr. Cavanagh:

 We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13- Allowance for Loan Losses, page 113

1. You disclose the formula-based component of your allowance is the product of a statistical calculation and the statistical calculation is partially the product of probability of default. Please tell us the period over which you calculate probability of default. Explain how that period supports an incurred, rather than expected, loss model.

Mr. Michael J. Cavanagh
JPMorgan Chase & Co.
June 26, 2007
Page 2

Note 28- Accounting for Derivative Instruments and Hedging Activities, page 131

2. You disclose on page 53 that the Corporate segment includes Treasury, which manages the structural interest rate risk for the Firm. We note the activities of your other segments include assets and liabilities upon which you utilize hedge accounting. To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

  - describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes; for example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;
  - tell us if the responsible groups obtain the derivative instruments from internal or external sources or both; and
  - in connection with the above, tell us how the various segments determine the conditions for hedge accounting are achieved.

Form 10-Q for the Fiscal Quarter ended March 31, 2007
Note 3 – Fair Value Measurement
Changes in level three (3) fair value measurements, page 76

3. Please tell us and in future filings disclose for fair value measurements using significant unobservable inputs (level 3), the specific line items in which gains or losses included in earnings are reported in your Consolidated Statements of Income. Refer to paragraphs 32(c)-(d) and A35 of SFAS 157.

Transition, page 77

4. You disclose that in connection with the adoption of SFAS 157, you recorded a cumulative-effect increase to Retained earnings of $287 million effective January 1, 2007, primarily related to the release of profit previously deferred in accordance with EITF 02-3. Please provide us with the following additional information regarding your transition adjustments:

  - tell us how you considered the guidance in paragraphs 37(a) and 37(c) of SFAS 157 in determining whether cumulative-effect adjustments to Retained earnings were necessary for the financial instruments described in those paragraphs; and
  - separately quantify those adjustments, if applicable.

5. You disclose that in connection with the adoption of SFAS 157, you recorded an increase to revenue of $464 million during the quarter ended March 31, 2007, due to there being sufficient market evidence to support an increase in nonpublic private equity investments fair values. Further, you disclose that there had not been an actual third party market transaction related to these investments. Please tell us the specific market evidence you used to support the increase in fair values.

    Note 4- Fair Value Option
    Elections, page 78
    Loans

6. You disclose that the Investment Bank elected to record loan originations and purchases entered into after January 1, 2007 as part of its securitization warehousing activities at fair value and that similarly, Retail Financial Services elected to record prime mortgage loans originated after January 1, 2007, that are warehoused pending your determination to sell or to securitize the loans, at fair value. Further, you disclose that these elections were made prospectively based upon the short holding period of the loans and/or negligible impact of the elections. As SFAS 159 requires the choices to apply or not apply the fair value option to be retroactive to the early adoption date, please tell us how you have complied with this requirement. In your response, quantify the difference between the carrying amounts and fair values of the above described loans at January 1, 2007.

    Note 22- Accounting For Derivative Instruments, page 101

7. We note you refer to the reader to the 2006 Annual Report for a further discussion of the Firm's use of and accounting policies related to derivative instruments. Please tell us and in future filings disclose any material changes to your SFAS 133 hedging relationships resulting from your election to fair value the related hedged items under SFAS 159 (for example, discontinuance of hedge accounting). In addition, quantify for us the fair values of derivatives used in SFAS 133 hedging relationships at December 31, 2006 vs. March 31, 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant